

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2026

Marcus A. Lemonis
Chief Executive Officer
BED BATH & BEYOND, INC.
433 W. Ascension Way, 3rd Floor
Murray, Utah 84123

> **Re: BED BATH & BEYOND, INC.**
> **Registration Statement on Form S-4**
> **Filed January 8, 2026**
> **File No. 333-292622**

Dear Marcus A. Lemonis:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kate Beukenkamp at 202-551-3861 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Benjamin Cohen